UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Retail Opportunity Investments Corp.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
62941R102
(CUSIP Number)
October 20, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62941R102

1	NAMES OF REPORTING PERSONS Fir Tree SPAC Holdings 1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,400,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,400,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	62941R102

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		671,553

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		671,553

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	671,553

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	62941R102

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,428,447

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,428,447

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,428,447

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	62941R102

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13G relating to common stock, $0.0001 par value per share (the “Common Stock”) of Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.), a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2008 (the “Original 13G”).
This Amendment is being filed on behalf of Fir Tree SPAC Holdings 1, LLC, a Delaware limited liability company (“SPAC Holdings 1”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Capital Fund”), Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Value Fund”), and Fir Tree, Inc., a New York corporation (“Fir Tree,” and collectively, with SPAC Holdings 1, Capital Fund, and Value Fund, the “Reporting Persons”).
In addition to updating the holdings of the Reporting Persons, this Amendment is being filed to report that Fir Tree SPAC Holdings 2, LLC, a Delaware limited liability company (“SPAC Holdings 2”), transferred ownership of its shares of Common Stock to Value Fund and Capital Fund, and consequently ceased to be a Reporting Person.

Item 1(a)	Name of Issuer. Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.)

Item 1(b)	Address of Issuer’s Principal Executive Offices. 3 Manhattanville Road Purchase, New York 10577

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)
Place of Organization.

Fir Tree SPAC Holdings 1, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation

Fir Tree, Inc. is the investment manager for SPAC Holdings 1, Capital Fund, and Value Fund, and has been granted investment discretion over portfolio investments, including the Common Stock, held by each of them.

Item 2(d)	Title of Class of Securities. Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number. 62941R102

Item 3	Reporting Person. The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
SPAC Holdings 1 is the beneficial owner of 2,400,000 shares of Common Stock. Capital Fund is the beneficial owner of 671,553 shares of Common Stock (consisting of 118,453 shares of Common Stock and warrants exercisable to purchase 553,100 shares of Common Stock). Value Fund is the beneficial owner of 4,428,447 shares of Common Stock (consisting of 631,547 shares of Common Stock and warrants exercisable to purchase 3,796,900 shares of Common Stock).

Fir Tree may be deemed to beneficially own the shares of Common Stock held by SPAC Holdings 1, Capital Fund, and Value Fund as a result of being the investment manager of SPAC Holdings 1, Capital Fund, and Value Fund.

(b)
SPAC Holdings 1 is the beneficial owner of 5.3% of the outstanding shares of Common Stock. Capital Fund is the beneficial owner of 1.5% of the outstanding shares of Common Stock. Value Fund is the beneficial owner of 9.7% of the outstanding shares of Common Stock. Collectively, the

Reporting Persons beneficially own 7,500,000 shares of Common Stock, which represent 16.4% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock and warrants exercisable to purchase Common Stock beneficially held by the Reporting Persons, by the sum of (i) 41,339,675, the number of shares of Common Stock issued and outstanding and (ii) 4,350,000, the number of warrants exercisable to purchase Common Stock beneficially held by Reporting Persons.

(c)
SPAC Holdings 1 has the shared power to direct the vote and disposition of 2,400,000 shares of Common Stock. Capital Fund has the shared power to direct the vote and disposition of 671,553 shares of Common Stock. Value Fund has the shared power to direct the vote and disposition of 4,428,447 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by SPAC Holdings 1, Capital Fund, and Value Fund, and thus, has the shared power to direct the vote and disposition of 7,500,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6
Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree SPAC Master Fund L.P., a Cayman Islands exempted limited partnership, as the sole member of SPAC Holdings 1, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company. Inapplicable.

Item 8	Identification and Classification of Members of the Group. Inapplicable.

Item 9	Notice of Dissolution of Group. Inapplicable.

Item 10
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 21, 2009

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE SPAC HOLDINGS 1, LLC
By:	FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Retail Opportunity Investments Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 21, 2009.

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE SPAC HOLDINGS 1, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President